Exhibit 11.1

INDEPENDENT AUDITOR’S LETTER OF CONSENT

Management and Board of Directors Smart RX Systems, Inc
18540 North Dale Mabry Hwy

Lutz, FL 33548

The financial statements of Smart RX Systems, Inc. as of December 31, 2024, 2023 and 2022 included in this offering circular, have been audited by Brian Soto CPA, independent auditors, as stated in the report appearing herein. We agree to the inclusion in the offering circular of our report, dated April 27, 2025 on our audit of the financial statements of Smart RX Systems, Inc. The auditor is an expert in accounting and auditing and possesses accounting and related financial management expertise, and consent to such reference in the offering circular to which this letter and report pertains.

/s/ Brian Soto

Brian Soto, CPA
License #: 065.040331
Chicago, Illinois

Date: May 2, 2025